SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES "RYANAIR HOLIDAYS" SERVICE

COMPLETE PACKAGE HOLIDAYS NOW AVAILABLE ON RYANAIR.COM

Ryanair, Europe's favourite airline, today (1 Dec) launched a package holiday service, "Ryanair Holidays", offering its 119m customers flights, accommodation and transfer packages, all on the Ryanair.com website and at the lowest prices.

Ryanair has partnered with Spain-based tour operator, Logitravel, and accommodation provider, World2Meet, to create "Ryanair Holidays", which launches in the UK, Ireland and Germany today, with other markets to follow in 2017.

"Ryanair Holidays" follows the successful launch of Ryanair Car Hire and Ryanair Rooms and is the latest digital innovation delivered by Ryanair Labs, under the "Always Getting Better" programme, which includes a best-in-class personalised website, and dynamic mobile app.

In London, Ryanair's Kenny Jacobs said:

"Ryanair's low fares transformed air travel in Europe and now we're going to transform the package holiday market with the launch of "Ryanair Holidays", offering our customers the unbeatable combination of Ryanair's low fares, a wide range of accommodation options and transfers - all on the Ryanair.com website and all at the lowest prices.

Consumers have been paying too much for package holidays for years and more and more want to put their own packages together themselves. Ryanair customers already enjoy the biggest route network in Europe and with "Ryanair Holidays" can choose from a fantastic range of 3, 4 and 5 star hotels throughout the Mediterranean and Europe's capital cities, ideal for last minute getaways, summer family holidays, winter sun or city breaks.

Following the launch of Ryanair Car Hire and Ryanair Rooms, even more customers are coming to Ryanair for services and products other than flights, and this is another significant step on our journey to becoming the Amazon of air travel. "Ryanair Holidays" offers full consumer protection, is fully ATOL bonded and insured, and won't be beaten on price. So before you go on holiday, you only have to visit one place - Ryanair.com."

Logitravel's Tomeu Bennasar said:

"Our team has worked hard to develop the package holidays application for Ryanair and we are very satisfied with the result - a usable interface with a wide range of hotels and vacation products to be booked seamlessly with the flight, under one price and which is 100% customisable by each customer. Without a doubt, this will be a new Ryanair service that its clients will enjoy using."

World2Meet Chief Commercial Officer, Mark Nueschen, said:

"For us, the partnership agreement is excellent news. We are convinced that our extensive experience in destination assistance and hotel contracting will be a fundamental part of the success of this project."

ENDS
About Logitravel: Logitravel is a Tour Operator and Travel Agency Group which provides the holiday arrangements for over three million customers each year. Logitravel operates several brands, the Online Travel Agency Logitravel, the Tour Operator Traveltino and its own global bed bank Smyrooms. Logitravel's bespoke technology allows each customer to tailor-make their own holiday packages to suit their individual needs.

For further information
please contact:
  Robin Kiely                                      Piaras Kelly
                                                 Ryanair DAC                                    Edelman Ireland
                                               Tel: +353-1-9451949                       Tel: +353-1-6789333
                                press@ryanair.com                          ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 December, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary